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SEC FILE NUMBER
8-66251

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pickering Energy Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1800 West Loop South, #300
(No. and Street)

Houston	**Texas**	**77027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Christine Drusch **713-333-2966**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
UHY Mann Frankfort Stein & Lipp CPAs, LLP
(Name – *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 202 SECTION

CHECK ONE:
- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christine Drusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pickering Energy Partners, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christine Drusch
Signature

Chief Operating Officer
Title

MARY ELLEN ARBUCKLE
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JULY 28, 2008

Mary Ellen Arbuckle
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PICKERING ENERGY PARTNERS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants

A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Stockholders of
Pickering Energy Partners, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Pickering Energy Partners, Inc. at December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pickering Energy Partners, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 11, 2005

PICKERING ENERGY PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
CURRENT ASSETS		
Cash	$	719,826
Receivable from clearing brokers		64,545
Other current assets		44,400
TOTAL CURRENT ASSETS		828,771
PROPERTY AND EQUIPMENT		
Furniture and equipment at cost, net of accumulated depreciation of $21,882		106,883
OTHER LONG-TERM ASSETS		39,928
TOTAL ASSETS	$	975,582
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	17,840
Federal income taxes payable		56,500
Deferred income tax liabilities		16,500
TOTAL CURRENT LIABILITIES		90,840
DEFERRED INCOME TAX LIABILITIES		32,500
TOTAL LIABILITIES		123,340
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		650,000
Retained earnings		202,242
TOTAL STOCKHOLDERS' EQUITY		852,242
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	975,582

See accompanying notes to financial statements.

PICKERING ENERGY PARTNERS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$ 1,756,961
Other revenue	277,440
TOTAL REVENUE	2,034,401
EXPENSES	
Salaries and benefits	760,201
Clearance fees	386,423
Other operating expenses	580,035
TOTAL EXPENSES	1,726,659
INCOME BEFORE FEDERAL INCOME TAXES	307,742
FEDERAL INCOME TAXES	105,500
NET INCOME	$ 202,242

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

PICKERING ENERGY PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2004	10,000	$ 100,000	$ -	$ 100,000
Issuance of common stock	55,000	550,000	-	550,000
Net income	-	-	202,242	202,242
Balance at December 31, 2004	65,000	$ 650,000	$ 202,242	$ 852,242

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

PICKERING ENERGY PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	202,242
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		21,882
Deferred income tax provision		49,000
Changes in operating assets and liabilities:		
Receivable from clearing brokers		(64,545)
Other current assets		(44,400)
Other assets		(39,928)
Accounts payable and accrued liabilities		17,840
Federal income taxes payable		56,500
NET CASH PROVIDED BY OPERATING ACTIVITIES		198,591
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property and equipment		(128,765)
NET CASH USED IN INVESTING ACTIVITIES		(128,765)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		550,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		550,000
NET INCREASE IN CASH		619,826
CASH AT BEGINNING OF YEAR		100,000
CASH AT END OF YEAR	$	719,826

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Pickering Energy Partners, Inc. (the "Company"), a Texas corporation formed in October 2003, is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers.

The Company, a Houston-based research firm, focuses on market research and industry analysis in the energy and related industries. The Company does not underwrite securities or participate in the brokerage of publicly-traded securities. The Company was granted membership in the National Association of Securities Dealers ("NASD") on May 5, 2004. At December 31, 2004, the Company was registered as a limited broker-dealer in 33 states.

Beginning in 2005, under the terms of agreements with clearing organizations, the Company must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000. The Company must maintain the accounts until the termination of the clearing agreements. The Company must also maintain a minimum net capital and provide insurance of at least $1 million during the term of the agreements. The Company is required to be in compliance with applicable local, state and federal regulations.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k) 2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a settlement date basis.

Cash and Cash Equivalents: The Company considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of three to seven years.

Income Taxes: The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $661,031, which was $652,804 in excess of its minimum required net capital of $8,227.

NOTE C - COMMITMENTS AND CONTINGENT LIABILITIES

Office lease expense attributable to non-cancelable leases was approximately $69,600 for 2004. Future minimum rental commitments under the office space lease agreement are as follows:

Year Ending December 31,		
2005	$	82,720
2006		90,687
2007		56,448
	$	229,855

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 consists of the following:

Furniture and office equipment	$	128,765
Less: accumulated depreciation and amortization		(21,882)
	$	106,883

Depreciation and amortization for the year ended December 31, 2004 was $21,882.

NOTE E - INCOME TAXES

Federal and state income taxes for the year ended December 31, 2004 are as follows:

Federal:		
Current	$	56,500
Deferred		49,000
	$	105,500

Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 34% - 35% to income before taxes for the period ended December 31, 2004, due to non-deductible expenses.

Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following as of December 31, 2004:

Current deferred income tax liabilities:		
Accrual to cash basis adjustments	$	16,500
Non-current deferred income tax liabilities:		
Depreciation and amortization		32,500
	$	49,000

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

SUPPLEMENTARY INFORMATION

PICKERING ENERGY PARTNERS, INC.
SCHEDULE I - CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

TOTAL STOCKHOLDERS' EQUITY		$ 852,242
Deductions for non-allowable assets:		
Property and equipment, net	106,883	
Other current assets	44,400	
Other long-term assets	39,928	191,211
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		661,031
Haircuts on securities		-
NET CAPITAL		$ 661,031
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition:		
Accounts payable and accrued expenses		$ 17,840
Federal income taxes payable		56,500
Deferred income taxes		49,000
TOTAL AGGREGATE INDEBTEDNESS		$ 123,340
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 8,227
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$ 8,227
EXCESS NET CAPITAL		$ 652,804
Ratio: aggregate indebtedness to net capital		.19 to 1

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 (as amended) as of December 31, 2004.

See independent auditors' report.

PICKERING ENERGY PARTNERS, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

UHY Mann Frankfort Stein & Lipp
Certified Public Accountants

A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, TX 77046-1289
Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Pickering Energy Partners, Inc.

In planning and performing our audit of the statement of financial condition of Pickering Energy Partners, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
February 11, 2005